[Reference Translation]

July 13, 2011

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

Akio Toyoda, President
(Code Number: 7203
Securities Exchanges throughout Japan)

Name and Title of Contact Person:

Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Company Name: KANTO AUTO WORKS, LTD.

Name and Title of Representative:

Tetsuo Hattori, President
(Code Number: 7223, The First Sections of the Tokyo Stock Exchange and the Nagoya Stock Exchange)

Name and Title of Contact Person:

Takayuki Ogawa,
General Manager, General Administration Division
(Telephone Number: 055-996-2180)

Notice regarding Making Kanto Auto Works, Ltd. into a Wholly-Owned Subsidiary of Toyota Motor Corporation through a Share Exchange and Commencing Discussion of a Proposed Integration among Kanto Auto Works, Ltd., Central Motor Co., Ltd. and Toyota Motor Tohoku Corporation

Toyota Motor Corporation (“Toyota”) and Kanto Auto Works, Ltd. (“Kanto Auto Works”) announced today that Toyota and Kanto Auto Works signed a share exchange agreement by which Kanto Auto Works will become a wholly-owned subsidiary of Toyota and Toyota will become the parent company owning all the shares in Kanto Auto Works as described below (the “Share Exchange”), after both companies adopted resolutions approving the Share Exchange at their respective meetings of the board of directors held today. The effective date of the share exchange agreement is expected to be January 1, 2012. The Share Exchange is subject to the approval of the share exchange agreement by shareholders of Kanto Auto Works at its extraordinary general meeting of shareholders scheduled to be held in late November 2011, after which the Share Exchange is expected to take effect on January 1, 2012. Toyota is not required to obtain approval from shareholders at its shareholders’ meeting, as Toyota will implement the Share Exchange through the process of “simple share exchange” under Article 796, Paragraph 3 of the Companies Act of Japan. Prior to the effective date of the Share Exchange, Kanto Auto Works’s shares will be delisted from the stock exchanges (the last trading day is December 27, 2011).

Kanto Auto Works, Central Motor Co., Ltd. (“Central Motor”) and Toyota Motor Tohoku Corporation (“Toyota Motor Tohoku”) mutually agreed to commence discussions of a business combination targeted to be completed in July 2012 (the “Three Company Integration”) on condition that Kanto Auto Works becomes a wholly-owned subsidiary of Toyota upon the effective date of the Share Exchange.

1. Purpose

(1) Purpose of Making Kanto Auto Works into a Wholly-owned Subsidiary through the Share Exchange

In March 2011, Toyota unveiled the “Toyota Global Vision”, which represents Toyota’s commitment to being a company that customers choose and that brings a smile to every customer who chooses it.

Toyota strives to play its part as a responsible corporate citizen by producing ever-improving vehicles that exceed customer expectations. Toyota believes that the vehicles it manufactures contribute to improving the quality of life in communities through the development and introduction of new technologies, such as intelligent transport systems and smart grids. Through these efforts, Toyota stabilizes its business foundation, which enables Toyota to produce its next ever-improving vehicle. By repeating this positive cycle, Toyota aims to realize sustainable growth and enhance corporate value.

The Toyota group companies operate under shared values and ideals to implement concrete measures in order to achieve the objectives of the Toyota Global Vision. The economic environment surrounding the Toyota group is changing rapidly and dramatically, with automotive markets expanding primarily in China, India and other emerging countries. However, the Toyota group’s business environment will remain highly competitive mainly due to the rapid increase in vehicle unit sales by automotive manufacturers in South Korea, North America and Europe, as well as intense competition in the technical development of green vehicles such as hybrid vehicles and electric vehicles. Given these highly competitive business conditions, it is essential for Toyota to build a business framework that will enable it to utilize its group resources to the fullest extent in order to implement the key initiatives of the Vision. Toyota and Kanto Auto Works agreed to make Kanto Auto Works into a wholly-owned subsidiary of Toyota in order to establish a structure which enables each company to promptly make business decisions that are consistent with the group policy.

The following are four key medium-term initiatives of the Toyota Global Vision.

Product Strategy:

Toyota aims to promote localization in the production of vehicles as it strives to offer automobiles that meet the unique customer needs of each market. Toyota will strive to continue to improve the design and feel of Toyota models, expand Toyota’s hybrid model lines and develop and market a full range of new green vehicles. Through these efforts, Toyota aims to make timely market introductions of new vehicle models that meet a variety of customers’ needs in emerging countries as well as developed countries.

Lexus Strategy:

Toyota plans to continue its efforts to position Lexus as a global premium brand from Japan that is the vehicle of choice for discerning automobile customers.

Supply Strategy:

Toyota aims to continue efficient utilization of its existing production capacity and intends to determine the timing and the scale of investments in connection with increasing capacity, based on careful analysis of local demand in Japan, North America, Europe and other developed countries as well as emerging countries.

New Business Ventures:

To promote a new mobility society, Toyota plans to participate in the development of “smart community” projects connecting vehicles, homes and information networks, and collaborations with global industry-leading information technology companies.

It is essential to establish the structure which maximizes the overall performance of the Toyota group in order to achieve the four key medium-term initiatives of the Toyota Global Vision.

Historically, Toyota group vehicle manufacturers have supported Toyota in the global marketing of Toyota and Lexus vehicles through the provision of resources, including manufacture of vehicles, part and components and human resources. Toyota aims to respond quickly to the needs of customers around the world by defining the roles of its group vehicle manufacturers to enable Toyota group to make the best use of the advantages and strengths of each manufacturer. Brand manufacturers, body manufacturers and Toyota itself will each strive to further strengthen their business in the following ways in order to collectively maximize the overall performance of the Toyota group.

Brand Manufacturers:

Daihatsu Motor Co., Ltd. and Hino Motors Ltd. have invested heavily in supporting Toyota’s business while developing their own brands. Daihatsu is a brand manufacturer of mini-vehicles and low-priced subcompact vehicles and Hino is a brand manufacturer of pick-up trucks and commercial vehicles. Going forward, these manufacturers intend to focus on enhancing and expanding their own brands globally, while also collaborating with Toyota on products and technology.

Body Manufacturers:

The following body manufacturers have worked closely with Toyota in the development and manufacture of Toyota and Lexus vehicles: Toyota Auto Body Co., Ltd in respect of medium-size minivans, commercial vehicles and sports utility vehicles (with frames); Kanto Auto Works and Central Motor in respect of compact vehicles; and Toyota Motor Kyushu, Inc. in respect of Lexus and large-size vehicles. These manufacturers intend to continue to work closely with Toyota in the Toyota and Lexus businesses. In order to implement the four key medium-term initiatives of the Toyota Global Vision, the manufacturers are to play a leading role in planning, developing and manufacturing certain vehicle models within their expertise. In addition, the body manufactures will develop vehicles targeted at overseas markets, support the preparation of overseas production, and strengthen their capabilities for the overseas expansion of vehicle related operations.

Toyota:

Toyota will be responsible for Lexus and other globally recognized vehicles. Toyota also aims to enhance efforts in next-generation areas and new fields such as the development of next-generation green vehicles, the development of gasoline engines with high fuel efficiency and expanding lines of hybrid vehicle models. In addition, Toyota will play a role in developing and expanding new value-added products and services such as smart grids and “new mobility” vehicles.

Toyota and the group companies aim to act as one, while each playing defined roles. Toyota believes that this approach will maximize overall group performance, which will lead to the achievement of the objectives of the Toyota Global Vision.

Toyota expects Kanto Auto Works to play greater roles than before primarily in the product strategy and the supply strategy among the four key medium-term initiatives of the Toyota Global Vision. With respect to the product strategy, Kanto Auto Works aims to play a leading role in planning, developing and manufacturing models in order to offer, in a timely manner, good-quality, affordable vehicles that meet the customer needs. With respect to the supply strategy, Kanto Auto Works, together with other Toyota group companies that are based in the Tohoku area, strives to play a leading role in serving in the Tohoku area as the third vehicle manufacturing hub following Chubu and Kyushu. Kanto Auto Works aims to contribute to the support of overseas production in the Toyota global business by further developing its skills with respect to the manufacturing of vehicles.

Kanto Auto Works was established in the name of Kaiyukai Co., Ltd. in 1942 and renamed Kanto Electric Motor Works, Ltd. in 1946 and subsequently Kanto Auto Works in 1950. Kanto Auto Works begun full-scale manufacture of automobile bodies for Toyota in 1950, after the commencement of production of Toyopet SBP Sedan in 1949. Kanto Auto Works has been further expanding its operations through the establishment of domestic plants in Higashi Fuji and Iwate in 1967 and 1993, respectively, and a parts manufacturing subsidiary in Brazil in 2006, and the commencement of production of prefabricated buildings and homes in the mid 1970s.

Toyota made an initial investment in Kanto Auto Works in 1954. Kanto Auto Works became a consolidated subsidiary of Toyota on a control basis under Japanese GAAP in 2000, and under U.S. GAAP in 2003 when Toyota acquired directly or indirectly 50.46% of the issued shares of Kanto Auto Works. The business partnership between two companies has been developed as such.

Kanto Auto Works has supported Toyota in the development and manufacture of many Toyota vehicles and has significantly contributed to the domestic and global businesses of Toyota group through the development of vehicles produced in overseas countries, the support of the preparation for overseas production and its own parts production business.

Under the shared concept of the Toyota Global Vision, Kanto Auto Works has established a new vision that it aims to become a comprehensive manufacturer that is responsible for the various stages from planning, development through to production of vehicle and component units mainly of compact vehicles toward the expansion of business overseas. Under the new vision, Kanto Auto Works will strive to transform into a company that plays a leading role in the compact vehicle business and contributes to the expansion of business overseas, and aims to become a manufacturing hub in which three companies that are based in the Tohoku area will closely work together. Going forward, Kanto Auto Works aims to utilize the know-how and strengths it has developed and proactively perform the following two strengthened roles within the Toyota group.

(i)	Expanded role in the planning, developing and manufacturing of primarily compact vehicles

Historically, Toyota has entrusted the development and manufacture of certain vehicle models to Kanto. Following the share exchange, Kanto’s role within the Toyota group will change substantially from a supporting role in the development and manufacturing of Toyota vehicles, to a leading role in the planning, development and manufacturing of compact vehicles. Kanto aims to be actively involved in all processes related to Toyota brand compact vehicles, beginning with the initial planning stage. By developing vehicles by model line (including variants) rather than by individual model, Kanto aims to be able to efficiently plan and develop vehicles that match customers’ needs. Kanto also aims to strengthen the procurement of local supplies and integrate the development-to-production and procurement processes in order to manufacture globally competitive compact vehicles. Kanto aims to work to promote measures integrated with Toyota’s global product strategy to make better vehicles through marketing efforts such as studies of customer needs and technological developments aimed at increasing product appeal.

(ii)	Expanded supporting role for the overseas production of compact vehicles

Building on its expertise in manufacturing compact vehicles, Kanto Auto Works aims to play an expanded role in supporting the development and production of vehicles overseas. Kanto Auto Works will strive to develop compact vehicles that satisfy the preferences of customers around the world, and to utilize its know-how to support the overseas production of vehicles. In addition, Kanto aims to actively contribute to the global expansion of Toyota through the overseas production of parts and components. To this end, Kanto intends to work closely with Toyota and its group companies overseas.

Kanto Auto Works’s role within the Toyota group will change significantly from a supporting role in the development and production of Toyota vehicles, to a leading role in the planning, development, and manufacturing of globally competitive compact vehicles and an active supporting role in the overseas production, as well as serving as a vehicle manufacturing hub in the Tohoku area. In order to accomplish these roles, it is indispensable for Kanto Auto Works to work with Toyota more closely in carrying out a part of Toyota’s business strategy, primarily through the planning and performing of the marketing activity, the product strategy and the supply strategy including the overseas business. Accordingly, Toyota and Kanto Auto Works concluded that it was the most appropriate approach to make Kanto Auto Works a wholly owned subsidiary of Toyota in order to clarify responsibilities and streamline decision-making between the two companies.

(2) Purpose of Discussions about the Three Company Integration

Kanto Auto Works will begin discussions with Central Motor, which mainly manufactures compact vehicles in Miyagi Prefecture, and Toyota Motor Tohoku, which manufactures suspension parts and materials as well as electronic unit components in Miyagi Prefecture, aiming to combine their businesses to become the third vehicle manufacturing hub following in the Tohoku area Chubu and Kyushu.

It is critical to promote reforms to integrate the manufacture of not only vehicles but unit parts as well in order to become a general automobile manufacturer capable of delivering globally competitive compact vehicles. Specifically, it will be important to work towards efficient production collaborating with suppliers in the Tohoku area, as well as to develop efficiently and quickly vehicles and units as a whole. The three companies share an understanding that the realization of these reforms necessitate the integration of the three companies, and will further examine a merger as a structure of the integration.

Kanto Auto Works, Central Motor and Toyota Motor Tohoku have mutually agreed to begin discussions of the terms and conditions of merger at the Integration Preparation Committee, toward the Three Company Integration targeted in July 2012, on condition that Kanto Auto Works becomes a wholly-owned subsidiary of Toyota upon the effective date of the Share Exchange.

The share exchange will result in Kanto becoming the core of Toyota group’s management strategy for compact vehicles, and would enable the Toyota corporate group to streamline its business structure to better achieve the initiatives of the Toyota Global Vision. As a result, Kanto and Toyota’s alliance of shared values and vision would be strengthened, and the two companies would be able to achieve higher levels of business through increased speed of management, which Toyota and Kanto believe would increase the corporate value of both companies.

2. Outline of the Share Exchange

(1) Timeline

Board of Directors Meeting to resolve the Share Exchange (Both companies)	Wednesday, July 13, 2011

Execution of the Share Exchange Agreement (Both companies)	Wednesday, July 13, 2011

Public notice of the Record Date of the Extraordinary General Meeting of Shareholders (Kanto Auto Works)	Mid–September, 2011 (Expected)

Record Date of the Extraordinary General Meeting of Shareholders (Kanto Auto Works)	Friday, September 30, 2011 (Expected)

Extraordinary General Meeting of Shareholders on the Share Exchange (Kanto Auto Works)	Late November, 2011 (Expected)

The Last Trading Day (Kanto Auto Works)	Tuesday, December 27, 2011 (Expected)

Delisting (Kanto Auto Works)	Wednesday, December 28, 2011 (Expected)

Scheduled date of the Share Exchange (Effective Date)	Sunday, January 1, 2012 (Expected)

(Note 1) Toyota will implement the Share Exchange by means of a “simple share exchange” under Article 796, Paragraph 3 of the Companies Act which does not require approval by shareholders at its general shareholders’ meeting.

(Note 2) The scheduled date of the Share Exchange is subject to change by mutual agreement between Toyota and Kanto Auto Works.

(2) Method of the Share Exchange

By the Share Exchange, Kanto Auto Works will become a wholly-owned subsidiary of Toyota and Toyota will become the parent company owning all of the shares in Kanto Auto Works. The effective date of the share exchange agreement is expected to be January 1, 2012. The Share Exchange is subject to the approval of the share exchange agreement by shareholders at the extraordinary general meeting of shareholders of Kanto Auto Works scheduled to be held in late November 2011, after which the Share Exchange will take effect on January 1, 2012. Toyota will implement the Share Exchange by means of a “simple share exchange” under Article 796, Paragraph 3 of the Companies Act which does not require approval by shareholders at its shareholders’ meeting.

(3) Share Exchange Ratio

Company	Toyota (100% Parent Company)	Kanto Auto Works (Wholly-owned Subsidiary)
Share Exchange Ratio	1	0.25

Number of Shares to be delivered in the Share Exchange	Common Stock : 8,596,561 shares (Expected)

(Note 1) Share Exchange Ratio

0.25 shares of Toyota common stock will be delivered in exchange for one share of Kanto Auto Works stock in the Share Exchange. However, Toyota common stock will not be delivered in the Share Exchange in exchange for Kanto Auto Works common stock which are held by Toyota (34,975,222 shares as of July 13, 2011). Share exchange ratio may be changed upon consultation between two parties if a material change occurs in the terms and conditions of the Share Exchange.

(Note 2) Number of Shares to be delivered in the Share Exchange

Toyota will deliver 8,596,561 shares of common stock in the Share Exchange using its treasury stock (312,305,667 shares as of June 30, 2011). Toyota will not newly issue stocks in the Share Exchange. All treasury stock (481,668 shares as of June 30, 2011) that Kanto Auto Works holds immediately before the Share Exchange becomes effective (the “Record Date”), including stock purchased by Kanto Auto Works upon shareholders’ claims for purchase of shares of Kanto Auto Works common stock in accordance with Article 785 of the Companies Act, will be canceled on the Record Date upon resolutions of the board of directors meeting which will be held by the day before the effective date of the Share Exchange. The number of shares delivered in the Share Exchange may be changed due mainly to the cancelation of treasury stock by Kanto Auto Works.

(Note 3) Treatment of Shares Less than One Unit

Shareholders who will hold shares less than one unit of Toyota common stock (less than 100 shares) as a result of the Share Exchange will be unable to sell such shares on the securities exchanges. Especially, shareholders who hold less than 400 shares of Kanto Auto Works common stock will hold only shares less than one unit of Toyota common stock. The shareholders who will hold shares less than one unit of Toyota stock can utilize the “system for purchase of shares less than one unit” (sale of shares less than 100 shares) in accordance with Article 192, Paragraph 1 of the Companies Act.

(Note 4) Treatment of Fractions of Less than One Share

If the number of the shares that shall be delivered to any shareholder as a result of the Share Exchange includes a fraction of less than one share, a cash amount in proportion to the fractions attributed to the Share Exchange will be paid to such shareholder in accordance with Article 234 of the Companies Act.

(4) Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Right

The following stock acquisition rights which have been issued by Kanto Auto Works will be redeemed by Kanto Auto Works and canceled by the Record Date if the share exchange agreement is approved at the extraordinary general meeting of shareholders of Kanto Auto Works scheduled to be held in late November 2011. Kanto Auto Works has not issued any bonds with stock acquisition right.

•	Second stock acquisition right (issued on August 1, 2007)

•	Third stock acquisition right (issued on August 1, 2008)

3. Basis for Calculation of the Share Exchange Ratio

(1) Basis for Calculation

In order to ensure the fairness and appropriateness of the share exchange ratio, Toyota and Kanto Auto Works selected Nomura Securities Co., Ltd. (“Nomura”) and Mitsubishi UFJ Morgan Stanley (“MUMSS”) as their respective third party institution to perform calculation of the share exchange ratio.

In calculating the stock value, Nomura applied to Toyota common stock an Average Market Price Analysis since it is listed in the financial instruments exchange and has market value, under which the closing market price of Toyota common stock on the First Section of the Tokyo Stock Exchange on July 11, 2011, a measurement date, the average closing market price for one week from July 5, 2011 to July 11, 2011, the average closing market price for one month from June 13, 2011 to July 11, 2011, the average closing market price for three months from April 12, 2011 to July 11, 2011, and the average closing market price for six months from January 12, 2011 to July 11, 2011 were considered, and a Discounted Cash Flow (DCF) Analysis in order to reflect future business activities in valuation. Nomura also applied to Kanto Auto Works common stock an Average Market Price Analysis since it is listed in the financial instruments exchange and has market value, under which the closing market price of Kanto Auto Works common stock on the First Section of the Tokyo Stock Exchange on July 11, 2011, a measurement date, the average closing market price for one week from July 5, 2011 to July 11, 2011, the average closing market price for one month from June 13, 2011 to July 11, 2011, the average closing market price for three months from April 12, 2011 to July 11, 2011, and the average closing market price for six months from January 12, 2011 to July 11, 2011 were considered, a Comparable Companies Analysis since there are more than one comparable companies as benchmark, as well as a DCF Analysis in order to reflect future business activities in valuation. The following is the share exchange ratio against Toyota common stock value per share which was calculated in range using each of the analysis:

Analysis	Calculated Share Exchange Ratio
Average Market Price Analysis	0.18 – 0.23

Comparable Companies Analysis	0.11 – 0.35

DCF Analysis	0.15 – 0.30

In calculating the share exchange ratio, Nomura used information which was provided by two companies and public information without any independent testing for accuracy and completeness in the assumption that they are accurate and complete. Nomura did not perform valuation of assets and liabilities, including off-balance-sheet assets and liabilities and other contingent liabilities, of two companies and their affiliates independently or by third party valuation institution. Nomura also assumed that the financial projection of Kanto Auto Works had been reasonably prepared based on the optimal projection and judgment currently available to Kanto Auto Works management. Above valuation by Nomura is based on information available and economic conditions as of July 11, 2011.

In calculating the stock value, MUMSS principally applied to Toyota common stock an Average Market Price Analysis with the closing market prices of Toyota common stock on the First Section of the Tokyo Stock Exchange on and in the one-week, one-month and three-month periods before July 11, 2011, a measurement date, considered, which was concluded to result in appropriate valuation since it is listed in the financial instruments exchange and has sufficient liquidity due to large market capitalization. MUMSS also applied to Kanto Auto Works common stock an Average Market Price Analysis with the closing market prices of Toyota common stock on the First Section of the Tokyo Stock Exchange on and in the one-week, one-month and three-month periods before July 11, 2011, a measurement date, considered, since it is listed in the financial instruments exchange and has market value, and a Comparable Companies Analysis since there are more than one comparable companies as benchmark, as well as a DCF Analysis in order to reflect future business activities in valuation. The following is the share exchange ratio against Toyota common stock value per share which was calculated in range using each of the analysis:

Analysis	Calculated Share Exchange Ratio
Average Market Price Analysis	0.155 – 0.231

Comparable Companies Analysis	0.131 – 0.233

DCF Analysis	0.168 – 0.269

In calculating the share exchange ratio, MUMSS used information which was provided by two companies and public information without any independent testing for accuracy and completeness in the assumption that they are accurate and complete. MUMSS did not perform valuation of assets and liabilities, including off-balance-sheet assets and liabilities and other contingent liabilities, of two companies and their affiliates independently or by third party valuation institution. MUMSS also assumed that the financial projection of Kanto Auto Works had been reasonably prepared based on the optimal projection and judgment currently available to Kanto Auto Works management. Above valuation by MUMSS is based on information available as of July 11, 2011.

MUMSS provided the board of directors of Kanto Auto Works with the fairness opinion dated July 12, 2011 stating that the share exchange ratio was fair to shareholders of Kanto Auto Works, excluding controlling shareholders (as defined in Article 441-2 of the Securities Listing Regulations of the Tokyo Stock Exchange and Article 436-3 of the Enforcement Rules for the same as “controlling shareholders and others prescribed by the Enforcement Rules”), from the financial perspective under assumed terms and conditions in accordance with requests from the board of directors of Kanto Auto Works, as referred in 3.(5) below, “Measures to Ensure the Fairness and Appropriateness”.

Financial projections prepared by Toyota for the use of Nomura in applying a DCF Analysis included the fiscal year when a significant increase or decrease in earnings is expected, which is due to the possible effect of the Great East Japan Earthquake in March 2011.

Financial projections prepared by Kanto Auto Works for the use of Nomura and MUMSS in applying a DCF Analysis included the fiscal year when a significant increase or decrease in earnings is expected, which is due to the possible effect of the Great East Japan Earthquake in March 2011.

(2) Background of the Calculation

As a result of subsequent discussion and negotiation between Toyota and Kanto Auto Works which took into account the results of the calculation of the share exchange ratio by two third party valuation institutions, each company concluded that the share exchange ratio referred to in 2.(3) was fair and did not impair the interest of shareholders of each company. Consequently, Toyota and Kanto Auto Works approved the share exchange agreement at its board of directors meeting held on July 13, 2011 and signed the share exchange agreement on the same day.

(3) Relationship with Valuation Institutions

Nomura, a financial advisor (a valuation institution) of Toyota, is not a related party of Toyota or Kanto Auto Works and has no important relationships with these companies in terms of the Share Exchange. MUMSS, a financial advisor (a valuation institution) of Kanto Auto Works, is not a related party of Toyota or Kanto Auto Works and has no important relationships with these companies in terms of the Share Exchange.

(4) Delisting

Kanto Auto Works will become a wholly-owned subsidiary of Toyota on the effective date of the Share Exchange (expected on January 1, 2012) and Kanto Auto Works common stock will be delisted on December 28, 2011 (the last trading day is December 27, 2011). After delisting, Kanto Auto Works common stock will no longer be traded on the Tokyo Stock Exchange or the Nagoya Stock Exchange.

Toyota common stock is listed in stock exchanges in Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo and can be traded in financial instruments exchange. Kanto Auto Works shareholders who have more than 400 shares of Toyota common stock and are distributed more than one unit (100 shares) of Toyota common stock in the Share Exchange will maintain the liquidity of stock that they hold even after the Share Exchange.

Shareholders who have less than 400 shares of Kanto Auto Works common stock will be distributed less than one unit of Toyota common stock (less than 100 shares) as a result of the Share Exchange. Such shareholders will be unable to sell such shares on the financial instruments exchanges. The shareholders who will hold shares less than one unit of Toyota stock can ask Toyota to purchase shares less than one unit. See 2.(3) (Note 4) for treatment of fractions of less than one share.

(5) Measures to Ensure the Fairness and Appropriateness

Toyota owns 50.47% of shares of Kanto Auto Works outstanding stock, directly or indirectly. Toyota made discussion and negotiation with Kanto Auto Works based on the share exchange ratio calculated by Nomura, a third party valuation institution, in order to ensure the fairness and appropriateness of the Share Exchange and approved the share exchange agreement at its board of directors meeting held today.

Toyota did not obtain a fairness opinion from Nomura stating that the share exchange ratio was fair to Toyota from the financial perspective.

Kanto Auto Works had discussions and negotiations with Toyota based on the share exchange ratio calculated by MUMSS, a third party valuation institution, in order to ensure the fairness and appropriateness of the Share Exchange and approved the share exchange agreement at its board of directors meeting held today.

The board of directors of Kanto Auto Works obtained from MUMSS a fairness opinion on July 12, 2011, stating that the share exchange ratio was fair to shareholders of Kanto Auto Works, excluding controlling shareholders (as defined in Article 441-2 of the Securities Listing Regulations of the Tokyo Stock Exchange and Article 436-3 of the Enforcement Rules for the same as “controlling shareholders and others prescribed by the Enforcement Rules”), from the financial perspective under assumed terms and conditions, which represented its opinion that the share exchange ratio did not impair the interest of minority shareholders of Kanto Auto Works.

Toyota and Kanto Auto Works retained TMI Associates and Nagashima Ohno & Tsunematsu as legal counsel for each of the company to receive advice on legal matters with respect to resolutions of the board of directors including the Share Exchange.

(6) Measures to Avoid Conflicts of Interest

Of the seven directors of Kanto Auto Works, Mr. Yasuhiko Ichihashi, executive vice president and representative director, was a senior managing director of Toyota up until 2010 and is currently still an advisor of Toyota. In order to ensure the fairness of decision making at Kanto Auto Works and avoid conflicts of interest, Mr. Ichihashi did not participate in the discussions and negotiation with Toyota on behalf of Kanto Auto Works or in the deliberation and resolution of the share exchange ratio and the Share Exchange at the board of directors meeting at Kanto Auto Works. In addition, except for Mr. Wahei Hirai, who was an advisor of Toyota up until the end of June 2011, the remaining three corporate auditors stated that they were not aware of any breach of due care of a prudent manager or duty of loyalty with respect to Kanto Auto Works entering into the share exchange agreement with Toyota and participated in deliberations at the board of directors meeting held today.

4. Overview of Parties to the Share Exchange

	100% Parent Company	Wholly-owned Subsidiary

(1) Name	Toyota Motor Corporation	Kanto Auto Works, Ltd.

(2) Head office address	1 Toyota-cho, Toyota City, Aichi Prefecture, Japan	Tauraminato-cho, Yokosuka City, Kanagawa Prefecture, Japan

(3) Representative	Akio Toyoda, President	Tetsuo Hattori, President

(4) Business	Automotive operations, financial service operations and all other operations	Automobiles and parts

(5) Share capital	397,049 million yen	6,850 million yen

(6) Date established	August 27, 1937	July 22, 1942

(7) Number of shares issued	3,447,997,492 shares	69,843,137 shares

(8) Fiscal year end	March 31	March 31

(9) Number of employees	317,716 (Consolidated)	7,184 (Consolidated), excluding part-time employees

(10) Main customers	—	Toyota Motor Corporation

(11) Main banks	—	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation

(12) Major shareholders and shareholding ratio

Japan Trustee Services Bank, Ltd.    (9.97%)

Toyota Industries Corporation    (6.25%)

The Master Trust Bank of Japan, Ltd.    (5.56%)

Nippon Life Insurance Company    (3.77%)

State Street Bank and Trust Company    (3.21%)

The Bank of New York Mellon as Depositary
Bank

for Depositary Receipt Holders    (2.49%)

Trust & Custody Services Bank, Ltd.    (2.44%)

Tokio Marine & Nichido Fire Insurance Co., Ltd.    (1.95%)

Mitsui Sumitomo Insurance Co., Ltd.    (1.89%)

Denso Corporation    (1.70%)

Toyota Motor Corporation    (50.07%)

Japan Trustee Services Bank, Ltd. (trust account) (3.89%)

Employee Stock Ownership Plan of Kanto Auto Works, Ltd.    (1.96%)

The Master Trust Bank of Japan, Ltd. (trust account)    (1.68%)

Toyota Tsusho Corporation    (1.43%)

Mitsui Sumitomo Insurance Co., Ltd.    (1.42%)

Japan Trustee Services Bank, Ltd. (trust account 9)    (1.39%)

Meiji Yasuda Life Insurance Company    (1.18%)

Nippon Life Insurance Company    (1.18%)
Nisshin Fire & Marine Insurance Co., Ltd.    (1.15%)

(13) Relationship between the parties

Capital ties	Toyota owns 50.47% of issued shares (35,246,942 shares, directly or indirectly) of Kanto Auto Works stock and is the parent company of Kanto Auto Works.

Concurrent holding of positions	One of Toyota’s advisors concurrently holds a position in Kanto Auto Works as representative director. One part-time corporate auditor of Kanto Auto Works was an advisor of Toyota up until the end of June 2011.

Transactions	Toyota mainly purchases from Kanto Auto Works automobile bodies, parts and accessories.

Related party	Kanto Auto Works is a consolidated subsidiary of Toyota and is treated as a related party of Toyota.

(14) Financial data in preceding three years

Fiscal year	Toyota (Consolidated)			Kanto Auto Works (Consolidated)
	2009	2010	2011	2009	2010	2011
Consolidated net assets	10,600,737	10,930,443	10,920,024	100,732	86,990	84,122
Consolidated total assets	29,062,037	30,349,287	29,818,166	180,838	178,448	157,794
Consolidated net assets per share (in yen)	3,208.41	3,303.49	3,295.08	1,448.06	1,248.95	1,207.22
Consolidated revenues	20,529,570	18,950,973	18,993,688	622,976	442,187	504,127
Consolidated operating income (loss)	(461,011)	147,516	468,279	2,192	(12,273)	1,205
Consolidated ordinary income (loss)	—	—	—	2,123	(11,205)	2,278
Consolidated net income	(436,937)	209,456	408,183	359	(13,751)	(1,965)
Consolidated net income per share (in yen)	(139.13)	66.79	130.17	5.17	(198.25)	(28.34)
Dividends per share (in yen)	100.0	45.0	50.0	20.0	10.0	12.0

(Note 1) As of March 31, 2011, unless otherwise indicated.

(Note 2) In millions of yen, unless otherwise indicated.

(Note 3) Consolidated ordinary income (loss) is not shown for Toyota, which prepares its consolidated financial statements in accordance with U.S. GAAP.

5. Summary after the Share Exchange

100% Parent Company
(1) Name	Toyota Motor Corporation

(2) Head office address	1 Toyota-cho, Toyota City, Aichi Prefecture, Japan

(3) Representative	Akio Toyoda, President

(4) Business	Automotive operations, financial service operations and all other operations

(5) Common stock	397,049 million yen

(6) Fiscal year	March 31

(7) Net assets	To be determined

(8) Total assets	To be determined

6. Overview of accounting treatment of the Share Exchange

Toyota will account for the Share Exchange as a capital transaction in accordance with U.S. GAAP with no goodwill recognized.

7. Outlook

Toyota believes that the effect of the Share Exchange on the results of operations of Toyota and Kanto Auto Works will not be significant since Kanto Auto Works is a consolidated subsidiary of Toyota.

8. Transactions with Controlling Shareholders

Toyota is a controlling shareholder of Kanto Auto Works and the Share Exchange is treated as “Transactions with Controlling Shareholders” of Kanto Auto Works. In the report on corporate governance which was disclosed on June 20, 2011, with respect to “Guidances regarding the Policy for Protection of Minority Shareholders When Transactions with Controlling Shareholders are Executed”, Kanto Auto Works stated that transactions with its parent company were executed in line with generally prevailing terms and conditions and at reasonable prices considering market prices and that it endeavored to prevent the impairment of minority shareholders’ interests through transactions with its parent company.

Kanto Auto Works believes that its ability to conduct business activities freely is not being inhibited by its parent company Toyota, or by any other Toyota group company, and that it is able to maintain a certain degree of independence. Transactions with Toyota and its group companies are executed on the same terms and conditions as with other companies with no restrictions imposed from its capital ties.

As set out above in 3.(5), in order to ensure management independence and to prevent the impairment of the minority shareholders’ interests by the Share Exchange, Kanto Auto Works obtained from MUMSS a fairness opinion dated July 12, 2011, stating that the share exchange ratio was fair to shareholders of Kanto Auto Works from a financial perspective, excluding controlling shareholders (defined in Article 441-2 of the Securities Listing Regulations of the Tokyo Stock Exchange and Article 436-3 of the Enforcement Rules for the same as “controlling shareholders and others prescribed by the Enforcement Rules”).

In addition, as set out above in 3.(6), Kanto Auto Works executive vice president and representative director Mr. Yasuhiko Ichihashi, who has a concurrent position in Toyota as an advisor, did not participate in the discussions and negotiations with Toyota as on behalf of Kanto Auto Works or in the deliberation and resolution of the Share Exchange at the board of directors meeting at Kanto Auto Works. In addition, Mr. Wahei Hirai, who is a corporate auditor of Kanto Auto Works and was an advisor of Toyota up until the end of June 2011, did not participate in the discussion of the Share Exchange at the board of directors meeting in order to maintain fairness and neutrality of the decision making at Kanto Auto Works.

Kanto Auto Works has been taking the above measures to maintain management independence and Kanto Auto Works believes such measures are in compliance with “Guidances regarding the Policy for Protection of Minority Shareholders When Transactions with Controlling Shareholders are Executed.”

(Reference) Consolidated Financial Forecast for FY2012 and Results for FY2011

Toyota (Consolidated financial forecast for FY2012 set out below was announced on June 10, 2011.)

	(In million yen)
	Revenues	Operating income	Net income before income taxes	Net income attributable to Toyota
Consolidated financial forecast for FY2012	18,600,000	300,000	320,000	280,000
Actual results for FY2011	18,993,688	468,279	563,290	408,183

Kanto Auto Works (Consolidated financial forecast for FY2012 set out below was announced on June 9, 2011.)

	(In million yen)
	Revenues	Operating income	Ordinary income	Net income
Consolidated financial forecast for FY2012	567,000	9,500	10,000	5,000
Actual results for FY2011	504,127	1,205	2,278	(1,965)

In certain countries, restrictions may be imposed on the announcement, issuance or distribution of this press release. You shall be alert to and comply with such restrictions.

Toyota may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed share exchange between Toyota and Kanto Auto Works. The Form F-4 for the Share Exchange (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Kanto Auto Works prior to the shareholders’ meeting at which the relevant proposed share exchange will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about Kanto Auto Works and Toyota, the relevant share exchange and related matters. U.S. shareholders of Kanto Auto Works are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the relevant share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange. Any documents filed with the SEC in connection with the proposed share exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information: Toyota Motor Corporation, 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan, attention of Mr. Yuji Maki, Accounting Division, Telephone: 0565-28-2121.

This press release contains forward-looking statements that reflect Toyota’s and Kanto Auto Works’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s and Kanto Auto Works’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include: (i) the impact of the March 11, 2011 Great East Japan Earthquake and ensuing events, including the negative effect on the Toyota group’s vehicle production and sales; (ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which the Toyota group operates; (iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound; (iv) changes in funding environment in financial markets; (v) the Toyota group’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which the Toyota group operates that affect its automotive operations, particularly laws, regulations and policies relating to vehicle safety including recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect the Toyota group’s other operations, including the outcome of current and future litigation and other legal proceedings; (vii) political instability in the markets in which the Toyota group operates; (viii) the Toyota group’s ability to timely develop and achieve market acceptance of new products; (ix) any impact on the Toyota group’s ability to maintain and develop its brand image as a result of the Toyota group’s inability to deliver safe and high-quality products or its failure to promptly implement safety measures such as recalls when necessary; (x) the Toyota group’s reliance on various suppliers for the provision of supplies; (xi) natural disasters, fuel shortages, interruptions in social infrastructure such as electricity or transportation, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where the Toyota group purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xii) the parties being unable to complete the proposed share exchange due to failure to obtain the necessary shareholder approval or any governmental approval for the proposed transactions or for other reasons; and (xiii) difficulties in realizing the anticipated benefits of the share exchange. Investors are advised to consult any further disclosures by the two companies (or the post-transaction group) in their subsequent domestic filings in Japan and filings with the SEC.